[K&S DRAFT 10-25-96]
                                                           EXHIBIT 5.01B - 3


                            [Form of Opinion of Richard Early of NUSCO]


                                      ____________ __, 1996


To each of the Lenders and Co-Agents
parties to the Credit Agreement referred to below and to Citibank, N.A.
as Administrative Agent under
such Credit Agreement


Ladies and Gentlemen:

        I am a Senior Counsel of Northeast Utilities Service Company ('NUSCO'). This opinion is furnished to you pursuant to Section 5.01(a)(viii)(B) of the Credit Agreement dated as of ___________ __, 1996 (the 'CREDIT AGREEMENT') among Northeast Utilities ('NU'), The Connecticut Power and Light Company ('CL&P') and Western Massachusetts Electric Company ('WMECO'; NU, CL&P and WMECO, each being a 'BORROWER', and collectively, the 'BORROWERS') the Banks and Co-Agents named therein and Citibank, N.A. as Administrative Agent for the Lenders thereunder. Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as therein defined.

        In that connection, I have examined:

        (a) The declaration of trust of NU and all amendments thereto (the 'DECLARATION OF TRUST') and the articles of incorporation of WMECO and all amendments thereto (the Declaration of Trust or such articles of incorporation, as amended, being hereinafter referred to as the 'CHARTER' of such Borrower) and the by-laws of NU and WMECO and all amendments thereto (the 'BY-LAWS' of such Borrower), in each case as in effect on the date hereof; and

        (b) Certificates of the Secretary of the Commonwealth of Massachusetts, dated _________, 1996, attesting to the continued existence and good standing of WMECO and NU in that state.

        In addition, I have examined the originals, or copies certified to my satisfaction, of such corporate or other similar records of WMECO and NU, certificates of public officials and of officers of WMECO and NU, and such other agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

        I am qualified to practice law in the Commonwealth of Massachusetts, and for purposes of this opinion I do not purport to be an expert on any laws other than the laws of the Commonwealth of Massachusetts, including any political subdivision thereof.

        Based upon the foregoing and upon such investigation as I have deemed necessary, I am of the opinion that WMECO is a corporation, and NU is a voluntary association, each duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, has the requisite corporate power (or, in the case of NU, the power under its declaration of trust) and authority to own its property and assets and to carry on its business as now conducted and is duly qualified to do business in, and is in good standing in, all other jurisdictions where the nature of its business or the nature of property owned or used by it makes such qualification necessary.

        I am aware that Day, Berry & Howard, Jeffrey C. Miller and King & Spalding may rely upon the opinions set forth herein in rendering their opinions furnished pursuant to Sections 5.01(a)(viii)(A), (B) and (C), respectively, of the Credit Agreement, and I hereby authorize such reliance.

                                       Very truly yours,







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